May 26, 2009

Timothy E. Conver
Chief Executive Officer and President
AeroVironment, Inc.
181 W. Hungtington Drive, Suite 202
Monrovia, CA 91016

> RE: **AeroVironment, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2008**
> **Form 10-Q for the quarterly period ended January 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
>
> **File No. 001-33261**

Dear Mr. Conver:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Stephen C. Wright, Chief Financial Officer
(626) 359-9628